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                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-60170

PRICING SUPPLEMENT NO. 5, DATED APRIL 2, 2002
---------------------------------------------
(To Prospectus dated May 10, 2001 and
Prospectus Supplement dated May 24, 2001)

                               U.S.$1,500,000,000

                             McDONALD'S CORPORATION

                           Medium-Term Notes, Series G
                               (Fixed Rate Notes)
                 Due from 1 Year to 60 Years from Date of Issue

The following description of the terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the descriptions included in the Prospectus and

Prospectus Supplement referred to above, to which descriptions reference is hereby made.

Principal Amount:                   U.S.$250,000,000

Issue Price:                        99.467% of the Principal Amount of the Notes

Original Issue Date:                April 9, 2002

Stated Maturity:                    April 30, 2007

Interest Rate:                      5.375% per annum

Interest Payment Dates:             April 30 and October 30 of each year,
                                    commencing October 30, 2002
       (Applicable only if other than February 15 and August 15 of each year)

Regular Record Dates:               April 15 and October 15 of each year
       (Applicable only if other than February 1 and August 1 of each year)

Form:                               |X| Book-Entry   |_| Certificated

Specified Currency:
       (If other than U.S. dollars)

Option to Receive Payments in Specified Currency:      |_| Yes  |_|  No
     (Applicable only if Specified Currency is other than U.S. dollars and if Note is not in Book Entry form)

Authorized Denominations:
     (Applicable only if other than U.S.$1,000 and increments of U.S.$1,000 or if Specified Currency is other than U.S. dollars)

Method of Payment of Principal:
       (Applicable only if other than immediately available funds)



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Optional Redemption:                |X| The Notes cannot be redeemed prior to
                                        Stated Maturity.

                                    |_| The Notes can be redeemed in whole or in
                                        part at any time prior to Stated
                                        Maturity at the option of McDonald's
                                        Corporation (the "Company") as set forth below.

Optional Redemption Dates:

       Redemption Prices:

           |_| The Redemption Price shall initially be % of the principal amount of the Note to be redeemed and shall decline at each anniversary of the initial Optional Redemption Date by % of the principal amount to be redeemed until the Redemption Price is 100% of such principal amount; provided, however, that in the case of an Original Issue Discount Note, the Redemption Price shall be the Amortized Face Amount of the principal amount to be redeemed.

         |_|      Other:

Sinking Fund:                       |X|  The Notes are not subject to a Sinking
                                         Fund.

                                    |_| The Notes are subject to a Sinking Fund.

       Sinking Fund Dates:

       Sinking Fund Amounts:

Amortizing Note:                    |_| Yes    |X| No

       Amortization Schedule:
Optional Repayment:                 |_|  Yes    |X|  No

       Optional Repayment Dates:

       Optional Repayment Prices:

Original Issue Discount Note:       |_|  Yes    |X|  No

       Total Amount of OID:

       Yield to Stated Maturity:

       Initial Accrual Period OID:

Calculation Agent (if other than Principal Paying Agent):

Agent's discount or commission: 0.600% of the principal amount of the Notes

Net proceeds to Company (if sale to Agent as principal): 98.867% of the Principal Amount of the Notes



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Agent's Capacity:          |_|  Agent    |X|  Principal

Agents:                  Morgan Stanley
                         Merrill Lynch & Co.
                         ABN AMRO Incorporated
                         Barclays Capital
                         Fleet Securities, Inc.
                         Scotia Capital
                         SunTrust Capital Markets, Inc.

CUSIP:                     58013MDS0

ISIN:                      US58013MDS08

Common Code:               014623698

Plan of Distribution:

                         Agents                                 Principal Amount
                         ------                                 ----------------
         Morgan Stanley & Co. Incorporated                        $ 93,750,000
         Merrill Lynch, Pierce, Fenner & Smith Incorporated         93,750,000
         ABN AMRO Incorporated                                      12,500,000
         Barclays Capital Inc.                                      12,500,000
         Fleet Securities, Inc.                                     12,500,000
         Scotia Capital                                             12,500,000
         SunTrust Capital Markets, Inc.                             12,500,000
                                                                  ------------
                         Total:                                   $250,000,000
                                                                  ============

The Agents have agreed to purchase the principal amount of the Notes. Certain of the Agents have agreed to reimburse the Company for certain expenses relating to the offering of the Notes. The Notes will be represented by a single Permanent Global Note which will be deposited with The Depository Trust Company ("DTC"), as depositary, and registered in the name of Cede & Co. Holders may elect to hold interests in the Notes through either the DTC (in the United States) or Clearstream Banking S.A. (formerly Cedelbank) ("Clearstream, Luxembourg"), and Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System ("Euroclear"), if they are participants in such systems or indirectly through organizations which are participants in such systems. Clearstream, Luxembourg and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream, Luxembourg's and Euroclear's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on the books of the DTC.

Clearing Systems:

       DTC advises that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (including Agents), banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.


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         Clearstream, Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for Clearstream, Luxembourg participants ("Clearstream Participants") and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Agents. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant either directly or indirectly.

         Distributions with respect to Notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by Clearstream, Luxembourg.

         Euroclear advises that it was created in 1968 to hold securities for Euroclear participants ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Brussels, Belgium office of Morgan Guaranty Trust Company of New York (the "Euroclear Operator"), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Agents. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

         The Euroclear Operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. As such, it is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department, as well as the Belgian Banking Commission.

         Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Euroclear Terms and Conditions"). The Euroclear Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Euroclear Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

         Distributions with respect to Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Euroclear Terms and Conditions, to the extent received by the Euroclear Operator and by Euroclear.


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         Although the DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of the DTC, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

Clearance and Settlement Procedures:

         Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with the DTC's rules and will be settled in immediately available funds using the DTC's Same-Day Funds Settlement System. Secondary market trading between Clearstream Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

         Cross-market transfers between persons holding directly or indirectly through the DTC on the one hand, and directly or indirectly through Clearstream or Euroclear Participants on the other, will be effected through the DTC in accordance with the DTC's rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving Notes in the DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the DTC. Clearstream Participants 4and Euroclear Participants may not deliver instructions directly to the DTC.

         Because of time-zone differences, credits of the Notes received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a participant of the DTC will be made during subsequent securities settlement processing and will be credited the business day following the DTC settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Euroclear or Clearstream Participants on such business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of Notes by or through a Clearstream Participant or a Euroclear Participant to a participant of the DTC will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in the DTC.